UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 20, 2010
PROSPECT CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	333-114552	43-2048643
(State of jurisdiction)	(Commission File No.)	(IRS Employer Identification No.)
10 East 40th Street, 44th Floor
New York, NY 10016
(Address of principal executive offices and zip code)
Registrant’s telephone number, including area code: 212-448-0702
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On January 20, 2010, Prospect Capital Corporation issued a press release containing a copy of a letter delivered to the Board of Directors of Allied Capital Corporation (“Allied”) in connection with its offer to acquire Allied . A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description

99.1	Press Release, dated January 20, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Prospect Capital Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prospect Capital Corporation
Dated: January 20, 2010	By:	/s/ John F. Barry III
John F. Barry III
Chief Executive Officer

EXHIBIT INDEX
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description

99.1	Press Release, dated January 20, 2010

Exhibit 99.1
Prospect Capital Corporation Delivers Letter to Allied Capital Corporation
NEW YORK — (Market Wire) — January 20, 2010 — Prospect Capital Corporation (NASDAQ: PSEC, “Prospect”) announced today that it has delivered a letter to the Board of Directors of Allied Capital Corporation (“Allied”) in connection with its offer to acquire Allied. Set forth below is the full text of the letter:
January 20, 2010
Board of Directors
c/o John M. Scheurer
Chief Executive Officer and President
Allied Capital Corporation
1919 Pennsylvania Avenue N.W.
Washington, DC 20006
Ladies and Gentlemen:
          We were disappointed by your summary rejection of our offer to acquire Allied at a significant premium to the implied value offered to Allied’s shareholders by Ares Corporation. The cavalier manner in which you have dealt with our bona fide offer is a continuation of your stonewalling over the last nine months in the face of our numerous expressions of serious interest in acquiring Allied.
          We do not think it would be productive at this time to respond to each and every point made in the Form 8-K filed by Allied yesterday. However, the Form 8-K misleadingly fails to disclose several material facts—made clear in our offer—that directly refute your stated reasons for rejecting our offer out of hand.
•	Superior Current Value. Contrary to your assertion that we are offering only a “small premium” to the Ares merger, our offer provides significantly superior current value for Allied shareholders. More specifically, based on an after-market trading price of $12.93 per share of Prospect common stock on January 19, 2010, Prospect’s offer represents a value of $4.98 per share of Allied common stock, which is an approximately 10% premium to the $4.53 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $13.94 after-market trading price of Ares common stock price on January 19, 2010).
•	Superior Dividend Payments. You have asserted without any support that Prospect’s offer presents “significant risks” relating to the combined company’s ability to maintain dividend payments. In fact, Ares cut its dividend in 2009 by 17% while Prospect has increased its dividend in each of the 21 quarters since its 2004 initial public offering. Prospect pays a $0.40875 per share dividend, compared to $0.35 per share for Ares.

Based on our proposed exchange ratio of 0.385 of a share of Prospect common stock for each share of Allied common stock, our offer would provide Allied shareholders with a dividend of $0.157 per share of Allied common stock as compared with a dividend of $0.114 per share of Allied common stock under the Ares merger.
•	Superior Access to Additional Debt and Equity Capital. Contrary to your professed concern that Prospect’s offer poses “significant risks” concerning future access to the capital markets, we believe that based on Prospect’s track record, a Prospect/Allied combination would provide Allied shareholders with superior access to debt and equity capital markets. Prospect has successfully completed 13 equity offerings since 2004, including ten offerings aggregating more than $350 million since the inception of the credit dislocation in mid-2007 and six equity offerings aggregating more than $200 million during 2009. Unlike Ares, Prospect increased both its credit facility size and its number of lenders over the last year.
•	Superior Leverage Profile. In addition, your Form 8-K fails to acknowledge the point made in our offer that Prospect currently has a debt/equity ratio of less than 0.1x, which, pro forma for the proposed Prospect/Allied combination, would provide significant de-leveraging for Allied shareholders. Ares, by comparison, has a debt/equity ratio of approximately 0.7x, which Prospect believes makes an Ares/Allied combination riskier for Allied’s shareholders. Further, Prospect enjoys investment grade ratings with Standard and Poor’s and Moody’s for Prospect’s corporate rating and credit facility rating, respectively, which we believe Allied’s lenders and shareholders would view positively.
          As you know, we have relied solely on Allied’s public documents in making the offer, which is conditioned on access to due diligence information. To the extent that you can provide us, which your agreement with Ares allows you to do, with information that demonstrates that a higher valuation of Allied is justified, we would be prepared to discuss an increase in the consideration to be paid in our offer.
          In this context, your criticism of our offer based on our need to conduct customary due diligence is at best disingenuous. After all, it is within your own control to provide us access to the information you have already provided to Ares. We are confident that we could complete our due diligence review expeditiously.
          In light of all of the foregoing, we believe your contention that our offer does not constitute a “Superior Proposal” under the Ares merger is both unfounded and contrary to the interests of Allied’s shareholders.
          We remain convinced that our offer represents a compelling strategic combination that we believe would generate superior value for Allied shareholders in comparison to the Ares merger. We remain hopeful that Allied’s Board of Directors will see the value of our offer and act in the best interests of Allied’s shareholders. We urge you to immediately discharge your fiduciary duties and to reconsider your refusal to provide Prospect with access to due diligence that could result in even higher value to Allied’s shareholders.

     We look forward to hearing from you.

Very truly yours,

Prospect Capital Corporation

By: Name:	/s/ M. Grier Eliasek M. Grier Eliasek
Title:	President and COO

cc:	Gary Swidler, BofA Merrill Lynch
Ian Simmonds, BofA Merrill Lynch
ABOUT PROSPECT CAPITAL CORPORATION
Prospect Capital Corporation (www.prospectstreet.com) is a closed-end investment company that lends to and invests in private and microcap public businesses. Our investment objective is to generate both current income and long-term capital appreciation through debt and equity investments.
We have elected to be treated as a business development company under the Investment Company Act of 1940 (“1940 Act”). We are required to comply with a series of regulatory requirements under the 1940 Act as well as applicable NASDAQ, federal and state rules and regulations. We have elected to be treated as a regulated investment company under the Internal Revenue Code of 1986. Failure to comply with any of the laws and regulations that apply to us could have an adverse effect on us and our shareholders.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, whose safe harbor for forward-looking statements does not apply to business development companies. Such forward-looking statements may relate to us and/or our industry and address matters that involve risks and uncertainties. Forward-looking statements reflect our current views and assumptions with respect to future events, operations, business plans, business and investment strategies and portfolio management, the performance of our investments and our investment management business and the economy. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions. Words such as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projected,” “projections,” “plans,” “seeks,” “anticipates,” “anticipated,” “should,” “could,” “may,” “will,” “designed to,” “foreseeable future,” “believe,” “believes,” “currently anticipates,” “currently believes” and “scheduled” and variations of these words and similar expressions are intended to identify forward-looking statements. Our actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:
•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	difficulty in obtaining financing or raising capital, especially in the current credit and equity environment;

•	the level and volatility of prevailing interest rates and credit spreads, magnified by the current turmoil in the credit markets;

•	adverse developments in the availability of desirable loan and investment opportunities whether they are due to competition, regulation or otherwise;

•	a compression of the yield on our investments and the cost of our liabilities, as well as the level of leverage available to us;

•	our regulatory structure and tax treatment, including our ability to operate as a business development company and a regulated investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments,

•	authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Securities and Exchange Commission, Internal Revenue Service, the NASDAQ, and other authorities that we are subject to, as well as their counterparts in any foreign jurisdictions where we might do business;

•	our ability to manage future growth;

•	our dependence on Prospect Capital Management’s key management personnel;

•	the highly competitive market for investment opportunities in which we operate;

•	uncertainty as to the value of our portfolio investments;

•	additional risks to which senior securities, including debt, expose us;

•	changes in interest rates;

•	our need to raise additional capital to grow because of the requirement that we distribute most of our income;

•	the lack of liquidity in our investments;

•	fluctuations in our quarterly results;

•	fluctuations in our net asset value;

•	potential conflicts of interest and their impact on investment returns;

•	our incentive fee’s impact on the types of investments made by Prospect Capital Management;

•	changes in laws or regulations;

•	risks relating to our operation as a business development company;

•	risks relating to our investments and securities

•	the integration of Patriot or other businesses we acquire or new business ventures we may start;

•	uncertainty as to whether Allied will enter into and consummate the proposed transaction with Prospect on the terms set forth in our offer; and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in our filings with the SEC.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” and elsewhere in our filings with the SEC. You should not place undue reliance on these forward-looking statements, which apply only as of the date of such filings.
Additional Information about the Proposed Transaction and Where to Find It:
This press release is not a proxy statement or a solicitation of proxies and does not constitute an offer to sell or a solicitation of an offer to buy any securities. This press release relates to a business combination transaction with Allied proposed by Prospect, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Prospect would file with the SEC regarding the proposed transaction if such a negotiated transaction with Allied is reached or for any other document which Prospect may file with the SEC and send to Allied or Prospect shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLIED AND PROSPECT ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the contact listed below.
Prospect and its directors, executive officers and other persons may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Prospect’s directors and executive officers is available in Prospect’s proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on October 16, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this communication concerning Allied and Ares was obtained from public sources. While Prospect has no knowledge that any such information is inaccurate or incomplete, Prospect has not had the opportunity to verify any of such information.
For additional information, contact:
Grier Eliasek, President and Chief Operating Officer
grier@prospectstreet.com
Telephone (212) 448-0702